Filed Pursuant to Rule 253(g)(2)

File No. 024-11255

Fundrise Equity REIT, LLC

SUPPLEMENT NO. 13 DATED March 31, 2022

TO THE OFFERING CIRCULAR DATED August 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated August 12, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On March 30, 2022, the Manager of the Company declared a daily distribution of $0.0015068493 per share (the “April 2022 Daily Distribution Amount”) (which equates to approximately 2.81% on an annualized basis calculated at the current rate, assuming a $19.55 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2022 and ending on April 30, 2022 (the “April 2022 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2022 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.